SUPPLY AGREEMENT

THIS SUPPLY AGREEMENT (this "Agreement"), dated as of the 2nd day of July, 2004 (the "Effective Date"), is between MOD-PAC CORP ("Seller"), a New York corporation with a principal place of business at 1801 Elmwood Avenue, Buffalo, NY 14207, USA and VISTAPRINT LIMITED ("Buyer"), a Bermuda corporation with a registered office at Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

When used herein, the term "Buyer" shall be deemed to include Buyer and each of its Affiliates, including, without limitation, VistaPrint USA, Incorporated ("VistaPrint USA"), and the term "Seller" shall be deemed to include "Seller" and each of Seller's Affiliates. For purposes hereof, the term "Affiliate" of a party shall mean any person or entity that is directly or indirectly controlling, controlled by or under common control with such party. A person or entity shall be deemed to control another person or entity if such person or entity possesses, directly or indirectly, the power to direct or cause the direction of management and policies of such other person or entity, whether through the ownership of voting securities, by contract or otherwise.

RECITAL

Seller and Buyer are entering into this Supply Agreement pursuant to which Buyer will exclusively purchase from Seller all of Buyer's requirements within the Territory (as defined below) of Printed Products (as defined below). The terms and conditions contained in this Agreement and all attachments exclusively govern the purchase and sale of such products as described herein and in all applicable specifications.

THEREFORE, the parties agree as follows:

1. TERM OF AGREEMENT/EXCLUSIVITY/AUTHORITY/TERRITORY.

1.1 This Agreement shall be effective as of the Effective Date but shall not become operative until August 30, 2004 (the "Operative Date"). Subject to the provisions of Section 9, this Agreement shall be operative from the Operative Date through and until the first anniversary of the Operative Date (the "Expiration Date"). This Agreement shall terminate as of the Expiration Date and the period from the Operative Date to the Expiration Date is referred to herein as the "Term". Notwithstanding the foregoing, in the event that Seller has not received the $22,000,000 termination fee in immediately available funds payable pursuant to the Termination Agreement and General Release of even date herewith by and between the parties (the "Termination Agreement") by August 30, 2004, then the Operative Date shall be extended to such date that is the date upon which Seller receives said termination fee, and the term "Operative Date" as used herein shall mean such extended date. Notwithstanding the foregoing or any provision herein to the contrary in the event that Seller does not receive the aforementioned termination fee from Buyer pursuant to the Termination Agreement by 5:00 p.m. New York time on September 10, 2004, then this Agreement shall not become operative and shall be deemed to be automatically null and void.

1.2 During the Term, Seller shall be the exclusive supplier within the Territory of Buyer's requirements of "Printed Products". For the purposes hereof, "Printed Products" shall mean products for sale resulting from the printing, incorporation, reproduction or placement of words, artwork, designs or images on paper or other tangible media, regardless of style, content, production methodology or specifications. Buyer shall not be permitted to manufacture itself or directly or indirectly purchase from any third party supplier within the Territory or any third party supplier outside of the Territory for use within the Territory, any Printed Products.

1.3 The exclusivity terms of this Agreement apply only to Printed Products that are destined, directly or indirectly, to customers located in Canada, Mexico and the United States of America, its territories and possessions (the "Territory"). Buyer shall be permitted to manufacture Printed Products itself and/or have Printed Products manufactured by a third party provided the ultimate destination for such Printed Products, in either case, is outside of the Territory. Except as expressly permitted herein, under no circumstances, shall Buyer have Printed Products manufactured for customers for delivery within the Territory other than by Seller.

1.4 It is understood and agreed that Buyer's websites (both English and foreign language sites) may provide links to third party websites that will offer online customers an opportunity to have their customized printing needs met by such third party (the "Linked Sites"), provided that (i) Buyer's proprietary software is not used in designing or placing any order; and (ii) Buyer has no direct or indirect ownership interest in the Linked Site and is not under common control with the Linked Site. Nothing herein shall preclude Buyer from receiving a commission or referral fee from the Linked Site.

1.5 The parties agree that they shall, during the 90 day period prior to the Expiration Date, meet in good faith to attempt to negotiate a supply arrangement between the parties covering periods after the Expiration Date (a "Subsequent Arrangement"). Nothing herein shall obligate either party to enter into a Subsequent Arrangement and any failure or refusal of the parties or a party to enter into a Subsequent Arrangement shall not give rise to any claim or obligation, financial or otherwise, by or between the parties. Notwithstanding the foregoing, the parties agree that, during the initial 24 month period following the Expiration Date, the prices for any Products purchased by Buyer from Seller, whether under a Subsequent Arrangement (if any) or otherwise, shall be no greater than the prices determined in accordance with Section 3.4 below.

2. SALE AND PURCHASE OF PRODUCTS.

2.1 Subject to the terms and conditions of this Agreement, Seller agrees to prepare, print, package and ship to Buyer and to Buyer's customers, and Buyer agrees to purchase and take delivery of Products that Buyer orders pursuant to this Agreement. Shipment of an order pursuant to Buyer's instructions hereunder shall constitute delivery to Buyer. Seller will physically ship orders for Buyer, F.O.B. Seller's plant on Buyer's account number. Seller is expressly permitted hereunder from time to time to subcontract all or a part of its production responsibilities hereunder to one or more third parties to the extent that subcontracts are required, in the reasonable and good faith judgment of Seller, to alleviate or avoid capacity constraints on a temporary basis; provided, however, that (a) prior to subcontracting any production responsibilities to a third party, Seller shall first notify Buyer, in writing, of its intention to so subcontract (including the amount and type of production responsibilities to be subcontracted and the anticipated duration of such subcontracting) and (b) within ten (10) days of receipt of such notice, Buyer may elect to perform any or all of such production responsibilities itself or through one of its subsidiaries.

2.2 "Products" as used herein shall mean any and all Printed Products supplied by Seller to Buyer under this Agreement.

2.3 For each Product order, Buyer shall specify the size, words, artwork, designs and/or images requirements for the front and back of the Product and the number of units ordered and give Seller such other specifications as may be needed by Seller to produce the Product. Buyer will assemble and submit to Seller a computerized artwork file that is compatible with Seller's equipment and, at the same time, submit to Seller a computer file containing the names and shipping addresses of Buyer's individual customers, shipping instructions including a ship by date, identification of carrier and other requirements for each such Product order (the "Shipping Files").

2.4 On or prior to the Operative Date, and at the beginning of every calendar month thereafter beginning with October 2004, Buyer shall submit a non-binding forecast of its estimated requirements of the Products for the remainder of the Term. Buyer agrees that all such forecasts shall be prepared in good faith in order to facilitate Seller's timely manufacture and shipment of the Products in accordance with the terms of this Agreement. In no event, however, shall Buyer be required to purchase the quantities set forth in said forecast unless and until firm orders are submitted for the same.

Buyer shall place orders (as described in greater detail in Section 2.3) by delivering all artwork and the corresponding Shipping Files to Seller, on a batch by batch basis. Seller will fill orders so received from Buyer within a commercially reasonable time period on a "first in, first out basis," unless otherwise specified by Buyer in writing. Seller recognizes that it is the long-term objective of Buyer to have systems and procedures established such that "commercially reasonable" means that orders are regularly ready for shipment within as short a period as practicably possible (within 16.5 hours) and will work with Buyer toward achieving progress toward such a goal.

Seller agrees to fill all of Buyer's orders for the Products up to 115% of the amount specified in the applicable forecast furnished to Seller at least three months prior to the order date, and agrees to use its commercially reasonable efforts to fill orders for Products ordered by Buyer in excess of such forecasted quantities. In the event that Seller is unable to fill Buyer's orders hereunder that are in excess of 115% of the quantities specified in any forecast furnished to Seller at least three months in advance of the order date, then Buyer shall have a limited right with respect to the orders that Seller is unable to accommodate to source such Products from another party or manufacture them directly. In the event that Buyer elects to exercise the foregoing right, it shall so notify Seller in writing in advance setting forth those orders that Buyer will be sourcing elsewhere. Upon a 60-day advance written request from Seller, Buyer shall be required to recommence the placing of orders exclusively with Seller. Buyer shall be permitted to source the Product from another party or manufacture them directly until such time following the 60 days notice from Seller that it is ready to resume the manufacture and shipping of Products hereunder.

2.5 During the Term and no more often than once every three (3) months, within ten days following written notice and a corresponding invoice from Seller, Buyer shall purchase, at Seller's actual cost, any unused raw materials purchased by Seller in reliance on Buyer's forecasted quantities, which materials have becomes obsolete or unusable as a result of any change in Buyer's specifications for the Products hereunder and shall ship such raw materials, at Buyer's expense, as directed by Buyer.

2.6 The parties shall consult with each other concerning production methods and appropriate production equipment, but Seller shall have sole discretion with respect to production methods and the final selection of production equipment.

3. PRODUCT PRICES.

3.1 The prices for the Products shall be as set forth in the price list attached hereto as Annex I. During the Term, Seller may not increase the prices set forth in Annex I. For any Products not set forth in Annex I, the price of such Products shall be determined in accordance with the methodology set forth in Section 3.3 below and Annex I shall be updated to include such Products and such agreed to price.

3.2 The prices for the Products set forth in Annex I do not include the out-of pocket costs for third party shipping and courier services (e.g., UPS, Federal Express, DHL, etc.) incurred by Seller in shipping the Products to Buyer's destination ("Third Party Shipping Costs"). Buyer shall select the third party shipping and courier services to be utilized and shall be responsible for payment of Third Party Shipping Costs directly to the carrier. In the event that for any reason Seller pays the Third Party Costs on Buyer's behalf, Seller shall separately itemize and invoice Buyer for Third Party Shipping Costs and Buyer shall pay such invoice within ten days.

3.3 For Products not set forth on Annex I, the parties shall determine the cost of such Products by determining, on a per unit basis, the variable costs and any additional fixed costs associated with such Products. The price for such Products will then be determined by dividing the sum of such amounts by 0.80.

3.4 For a period of 24 months following the Expiration Date, the parties shall calculate the price for Products purchased by Buyer from Seller, pursuant to a Subsequent Arrangement or otherwise, in accordance with the methodology set forth in Annex II attached hereto, and the prices for Products shall, during such 24 month period, be no greater than such calculated price.

4. PAYMENT TERMS.

4.1 Seller will invoice Buyer for all Products shipped by Seller upon shipment.

4.2 Seller shall receive full payment from Buyer for any and all invoices relating to any Third Party Shipping Costs paid by Seller within ten (10) days of the invoice date.

4.3 Seller shall receive full payment from Buyer for all other invoices within forty (40) days of the invoice date.

4.4 All undisputed payments not made when due shall be subject to late charges of one and one-half percent (1.5%) per month of the overdue amount. If at any time during the term of this Agreement, Buyer is in arrears with respect to any of its undisputed payment obligations under this Agreement: (a) Seller will not be obligated to fulfill its obligations under this Agreement; and (b) Buyer will be prohibited from purchasing any Product from any manufacturer other than Seller, provided that Seller is not in breach of the terms of this Agreement.

4.5 Buyer agrees to indemnify, defend and hold harmless Seller, its parent company, subsidiaries, affiliates, successors and assigns and their respective officers, directors, shareholders, agents and employees, from and against any and all losses, liabilities, damages, actions, claims, expenses and costs including reasonable attorneys' fees, which result or arise from or are based on any claims for customs duties, VAT taxes and any other taxes not measured on Seller's income that Seller may have to pay as a result of fulfilling its obligations under this Agreement; provided however that, in the event Seller fails to provide any notice it receives regarding any such duties or taxes or fails to pay any such duties or taxes of which it has actual knowledge that it is required to pay, Buyer shall be obligated to pay the actual amount of any such duties or taxes but shall not be responsible for any penalties, fines, interests costs or expenses arising from such failure to pay.

5. CONSULTING; PREPARATION BY SELLER.

5.1 Seller will consult from time to time with Buyer with respect to the Products, artwork, marketing and printing. Seller further agrees to hold itself in readiness for accommodating the production and shipment schedules for the Products based on Buyer's forecasts and in furtherance of that goal, provided that the Buyer is not in arrears with respect to any of its payment obligations under this Agreement, Seller will at all times maintain printing equipment, telecommunications, software and related equipment, sufficient in Seller's reasonable judgment to satisfy Buyer's requirements based on Buyer's forecasts.

6. QUALITY CRITERIA.

6.1 Seller must maintain a quality standard at least comparable to those furnished by Seller to Seller's preferred customers and at least equivalent to those offered to Seller's preferred customers as of Effective Date. During the Term, Buyer may, upon no less than 48 hours prior notice and during normal business hours, make reasonable inspections no more often than once per calendar month of the facilities where Seller prepares and prints the Products.

6.2 Seller agrees that, during each calendar month of the Term, Products produced and shipped during such month representing at least 97% of the aggregate of all Products shipped during such month shall be Free From Defects. For purposes hereof, "Free From Defects" shall mean that the Buyer has received no complaints from its customers regarding such Products that (a) relate to printing quality errors, cutting quality errors and/or shipping errors of Seller; AND (b) result in a reorder, refund or merchandise credit for such Products to the customer that is attributable to Seller's error. If any Product shipped by Seller hereunder is alleged to be defective, Buyer shall give prompt written notice thereof to Seller, accompanied by evidence of Seller's faulty production or customers' problems with regard thereto, for review and confirmation by Seller's quality control personnel as to Seller's responsibility. Assuming Seller concurs that the defect is Seller's responsibility, Seller shall credit Buyer's account for the full invoice price associated with the defective customer order. In addition, if, during any calendar month during the Term, the percentage of Products shipped by Seller that are "Free From Defects" is less than 97%, then, Seller shall also pay to Buyer, or credit Buyer's account, an amount equal to 10% of the total invoice value for all Products that were not Free From Defects shipped by Seller during such month. For purposes of ascertaining the percentage of Products that are Free From Defects in any given calendar month, Buyer shall provide Seller, following the conclusion of each calendar month, an accounting of all items shipped during such month and those items which Buyer alleges to be defective, so that the parties may agree to the amount of Products that were Free From Defect during such month. In the event of any dispute between the parties as to whether or not a particular shipment was defective or not, the parties will attempt to resolve such dispute in good faith within thirty days, failing which, such matter will be referred to an independent arbiter acceptable to by both parties.

6.3 Seller agrees that, during each calendar month of the Term, that Products representing at least 95% of the aggregate - of all Products shipped during such month (measured at the individual unit level) shall be delivered to the Buyer designated shipper on or before the ship by date for such Products as specified in Section 2.3. Any Product that is not so delivered as a result of Buyer's (a) failure to provide timely electronic order data to Seller in accordance with Section 2.3 hereof or (b) delivery to Seller of incorrect electronic order data in accordance with Section 2.3, shall be considered to have been timely shipped for purposes of this calculation. If during any calendar month during the Term, the percentage of Products delivered to the Buyer designated shipper on or before the ship by date for such Products as specified in Section 2.3 is less than 95%, then, Seller shall pay to Buyer, or credit Buyer's account, an amount equal to 10% of the total invoice value for all Products that were not timely shipped by Seller during such month.

6.5 Seller recognizes that it is the objective of Buyer to establish customer-centric quality assurance priorities, standards and metrics; and that Seller and Buyer shall work cooperatively to establish systems and procedures to produce consistent improvement and elevation of the actual quality levels attained. HOWEVER, UNDER NO CIRCUMSTANCES SHALL SELLER BE LIABLE TO BUYER OR ANY OTHER PERSON FOR ANY DIRECT OR INDIRECT DAMAGES BEYOND THE COST OF REPLACING OR REPRODUCING DEFECTIVE PRODUCT AS CONTEMPLATED IN SECTION 6.2 (WHETHER CONSEQUENTIAL, INCIDENTAL, SPECIAL OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, LOST PROFITS) ARISING OUT OF THE PRODUCTS OR ANY DELAYS OR ERRORS IN SHIPMENTS. OTHER THAN AS STATED IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATIONS, WARRANTIES OR GUARANTEES, EXPRESS OR IMPLIED, WITH RESPECT TO THE PRODUCTS, INCLUDING, WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

7. PROPRIETARY RIGHTS AND CONFIDENTIAL INFORMATION; INDEMINIFICATIONS; NON-SOLICITATION OF EMPLOYEES.

7.1 Neither party will use in any manner any trademarks, trade names, or other marks which are owned by the other party or which such other party is licensed to use ("Trademarks"), except as designated in writing by the holder or owner thereof.

7.2 Seller acknowledges that all customer data, including but not limited to names, addresses, order information, designs and prepress files, are the exclusive and confidential property of Buyer (or of others who have given Buyer the authority to use others' property). Except as otherwise expressly provided for herein, Seller may not exploit, analyze, manipulate, sell, license or otherwise use this customer data without the prior written consent of Buyer.

7.3 Except as otherwise provided in this Agreement or as may be reasonably necessary for the furnishing of the Products, Seller will not divulge to any third party, nor use or exploit outside the scope of this Agreement or following the Expiration Date, confidential and proprietary information of the Buyer ("Confidential Information"). Confidential Information shall include Buyer's software (both object and source code), programming techniques, source codes, unique manufacturing processes developed exclusively by Buyer after the Effective Date that are identified in writing by Buyer to Seller within ten (10) days of such development, revenue and Product forecasts, specific volume levels of orders and Products, Product pricing, and the performance data provided by Buyer under Sections 6.2 and 6.3. The obligation contained in this Section 7.3 shall not apply to information (i) known to Seller prior to any disclosure from Buyer as evidenced by Seller's written records; (ii) that now is or subsequently enters the public domain, or now is or subsequently becomes generally known in the industry, in any case through no wrongful act of Seller; (iii) that is received by Seller from a third party without breach of a confidentiality obligations to Buyer, (iv) that is approved for release by written authorization of Buyer, or (v) that is independently developed by Seller as a matter of record without the use of any such confidential information owned by Buyer. The restrictions set forth herein shall extend to any Confidential Information of Buyer in Seller's possession as of the Operative Date of this Agreement.

7.4 Buyer agrees to indemnify, defend and hold harmless Seller, its parent company, subsidiaries, affiliates, successors and assigns and their respective officers, directors, shareholders, agents and employees, from and against any and all losses, liabilities, damages, actions, claims, expenses and costs including reasonable attorneys' fees, to the extent arising from any claims alleging that (i) any Product or the computerized art files provided pursuant to Section 2.3 hereof infringe any U.S. or foreign patent, trade secret, copyright, trademark, right of publicity or privacy, or any comparable intellectual property right of any third party; or (ii) the content of any Product contains any libelous, defamatory or scandalous material or otherwise violates the laws or regulations of any jurisdiction to which it is shipped or in which it is used or distributed.

7.5 Seller agrees to indemnify, defend and hold harmless Buyer, its parent company, subsidiaries, affiliates, successors and assigns and their respective officers, directors, shareholders, agents and employees, from and against any and all losses, liabilities, damages, actions, claims, expenses and costs including reasonable attorneys' fees, which result or arise from or are based on an alleged or actual infringement by Seller of any U.S. or foreign patent, trade secret, copyright, trademark, or any comparable intellectual property right of any third party, other than any claim for which Buyer is obligated to indemnify Seller pursuant to Section 7.4 hereof.

7.6 During the Term and for a period of twelve months thereafter, neither party shall employ, or make an offer of employment to or otherwise solicit, any employee of the other party or induce any employee of the other party to leave the employ of such other party, without the other party's prior written consent.

7.7 Each party acknowledges and agrees that a breach by it of the provisions of this Section 7 will cause the other party irreparable injury and damage and therefore expressly agrees that the other party shall be entitled to any injunctive and/or other equitable relief to prevent or otherwise restrain a breach of this Section of the Agreement granted by any court of competent jurisdiction.

8. TECHNICAL INFORMATION, RIGHTS AND LICENSES.

8.1 During the Term, each of the parties will make available to the other all applicable proprietary information which is reasonably necessary for the parties to print and market and deliver the Products. Notwithstanding the foregoing, however, no right or license to either party's patents or other proprietary information is conveyed hereunder.

9. TERMINATION.

9.1 In addition to any rights or remedies the parties may have in law or in equity, either party may terminate this Agreement, effective immediately, (a) if the other party (i) materially breaches this Agreement, and such material breach is not cured within 30 days after receiving notice thereof from the non-breaching party, or (ii) is otherwise unable to perform its contractual obligations, and (b) if the other party files, voluntarily or involuntarily, a petition in bankruptcy under any section of any applicable bankruptcy or insolvency statute, becomes insolvent, makes any assignment for the benefit of creditors or has a receiver appointed for it. (For purposes hereof but not in limitation of the foregoing, (x) the consistent and recurring failure by Seller to supply conforming Products to Buyer on a timely basis in accordance with the terms of this Agreement shall constitute a material breach by Seller; and (y) the failure of Buyer to purchase at least 25% of the aggregate quantities forecasted by Buyer pursuant to Section 2.4 hereof for three consecutive months shall constitute a material breach of this Agreement by Buyer.)

10. MISCELLANEOUS.

10.1 Seller will not be liable for delays or failure in manufacturing and/or shipping Products, when such delays or failures are occasioned by war, strikes, riots, fire, flood, explosion, sabotage, action of any governmental authority or any other cause beyond the reasonable control of the affected party. In the event that Seller is unable to fill Buyer's orders hereunder due to any of the foregoing, Buyer shall have a limited right with respect to the orders that Seller is unable to accommodate to source such Products from another party or manufacture them directly. In the event that Buyer elects to exercise the foregoing right, it shall so notify Seller in writing in advance of those orders that Buyer will be sourcing elsewhere. After 180 days from the date of such notice, Buyer shall be required to recommence the placing of orders exclusively with Seller, unless Seller gives written notice to Buyer that due to the conditions specified above Seller will remain unable to meet its obligations for a longer period of time, in which case Buyer shall be permitted to source the Product from another party or manufacture them directly until such time following 60 days notice from Seller that it is ready to resume the manufacture and shipping of Products hereunder.

10.2 Except as set forth in Section 5 of the Termination Agreement or expressly permitted by this Section 10.2, neither party shall, without the prior consent of the other (such consent not to be unreasonably withheld or delayed) make any public release of information concerning this Agreement (other than to its employees and subcontractors as required for the performance of their duties or as required by applicable securities disclosure laws, rules or regulations), nor use the name of the other party in any public documents or filings, advertising or publicity. Notwithstanding the foregoing, however, it expressly agreed that Seller may publicly identify Buyer as its customer and describe generally the significance of the business that it does with Buyer, including, the volume of such business in dollars (if required to do so by securities disclosure laws, rules or regulations) and in gross units; a general description of the types of products produced and shipped; and the average cycle time from receipt of an order from Buyer until corresponding shipment by Seller; provided, however, that nothing herein shall permit Seller to disclose any Confidential Information of Buyer. Seller agrees that it shall, with respect to any filing or disclosure it is required to make with respect to this Agreement, use best reasonable efforts to maintain the confidentiality of all of Buyer's Confidential Information.

10.3 Neither party's rights and obligations under this Agreement can be assigned, delegated or transferred, by operation of law or otherwise, without the prior written consent of the other party, provided, however, that (i) either party may assign this Agreement in connection with a merger or acquisition of such party or a sale of all or substantially all of the assets of the party but only if the surviving entity of any such merger or the purchaser of such party or its assets agrees in writing to assume and perform this Agreement and all of the obligations hereunder, and (ii) it is understood that Seller may subcontract all or part of the production of the Printed Products hereunder in accordance with Section 2.1 if Buyer does not elect, in accordance with Section 2.1, to produce such Printed Products itself.

10.4 The responsibilities of the parties to each other set forth in Sections 4, 7, 8, 9 and 10 will survive termination of this Agreement.

10.5 As of the Operative Date, this Agreement shall supersede all previous agreements regarding the subject matter hereof, including the Supply Agreement-North America dated as of September 30, 2002, between Buyer and Seller and the Supply Agreement-World Outside of North America dated as of September 30, 2002 (collectively, the "Existing Supply Agreements"), each of which shall terminate as of the Operative Date pursuant to the Termination Agreement. This Agreement, together with the Termination Agreement and the Bill of Sale (the "Bill of Sale") attached thereto as Exhibit B, constitute the entire agreement between the parties as to supply of the Products within and outside of the Territory after the Operative Date, and all transactions between the parties following the Operative Date will be governed exclusively by this Agreement, the Termination Agreement and the Bill of Sale and Buyer's purchase orders as issued from time to time. It is the intention of the parties that the terms of this Agreement, together with any purchase order(s) submitted by Buyer to Seller, will be interpreted to be consistent with each other. However, in the event of any irreconcilable conflict of terms, the terms of this Agreement will prevail.

10.6 All communication and notices required to be given under this Agreement will be made in writing and will be deemed to have been given when personally delivered or two days after deposited for mailing by first class registered or certified airmail, return receipt requested, with proper postage prepaid, and addressed as follows:

If to Seller: MOD-PAC CORP
1801 Elmwood Avenue
Buffalo, New York 14207
USA
Attn: President

If to Buyer: VISTAPRINT LIMITED
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda
Attention: President

With a copy to: VISTAPRINT USA, INCORPORATED
100 Hayden Avenue
Lexington, MA 02421
USA
Attn: President

Each party shall promptly notify the other party hereunder of any change in its address by written notice given in accordance with the provisions of this Section 10.6.

10.7 Any dispute arising out of or relating to this Agreement that cannot be resolved by the parties themselves shall be settled by arbitration before a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association and conducted in New York City, New York. Any award shall be enforceable in any court having jurisdiction over the parties, provided, however, that the arbitrators shall be knowledgeable regarding, and have had at least ten years' experience in, the practices and matters giving rise to the dispute, that the arbitrators shall be authorized hereby to award reasonable attorneys' fees, costs and disbursements to the party whom the arbitrators determine to be the prevailing party in the proceeding, that the authority of the arbitrators shall be limited to construing and enforcing the terms and conditions of this Agreement as expressly set forth herein and the arbitrators shall state the reasons for the award in a written opinion. The decision of the arbitrators shall be final and binding on the parties, and judgment upon the decision by the arbitrators may be entered in any court of competent jurisdiction. Without limiting the effect of the preceding sentence, this Agreement has been executed and will close in New York and for the purposes of this Section 10.7, each party hereby irrevocably (a) submits to the jurisdiction of the United States District Court for the Southern District of New York and in the event that such court is without subject matter jurisdiction, the Supreme Court of the State of New York, County of New York, (b) admits to the personal jurisdiction of such courts over them in any such action and (c) further agrees that service of process may be made upon them by the mailing of copies of such process to it, via certified mail, postage prepaid, return receipt requested, or via internationally known courier service (such as Federal Express, DHL or UPS), signature required, at its address specified herein. Moreover, Buyer specifically agrees that process mailed or couriered to CT Corporation at 111 Eighth Avenue, New York, New York 10011, USA (or at such other address as such agent notifies Seller by written notice given in accordance with this Section 10.7) shall be deemed to be sufficient service to Buyer for the purposes of this Agreement. Buyer shall bear all fees charged by CT Corporation for its service as agent for such service of process. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Notwithstanding anything to the contrary in the foregoing, however, neither party shall be precluded by this arbitration provision from seeking equitable relief from a court of competent jurisdiction with regard to an alleged breach by the other party of any of its obligations under Section 7 of this Agreement

10.8 The captions or headings included in this Agreement are for convenience only and in no way affect the scope or intent of any provisions or sections of the Agreement.

10.9 Failure of either party hereto to enforce any of the provisions of this Agreement or any rights with respect thereto or failure to exercise any election provided for herein shall in no way be a waiver of such provisions, rights or elections or in any way affect the validity of this Agreement. The failure of either party to exercise any of said provisions, rights or elections shall not preclude or prejudice such party from later enforcing or exercising the same or any other provisions, rights or elections which it may have under this Agreement.

10.10 No changes, modification, rescission, discharge, abandonment, or waiver of the terms of this Agreement shall be binding upon either party unless made in writing and signed on behalf of both parties by a duly authorized representative of each party. Other than as expressly stated herein, no conditions, usage of trade, course of dealing or performance understanding or agreement purporting to modify, vary, explain, or supplement the terms of this Agreement shall be binding unless hereafter made in writing and signed by the party to be bound.

10.11 This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law, rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another state or jurisdiction.

10.12 Each party hereby represents and warrants to the other party that (i) it has all requisite power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement; (ii) any and all corporate action necessary for the authorization, execution, delivery and performance of this Agreement and the performance of its obligations hereunder has been taken; (iii) this Agreement, when executed and delivered by such party, shall constitute a valid and binding obligation of such party, enforceable in accordance with its terms: (iv) this Agreement is not inconsistent with any other agreement entered into or binding on such party: and (v) the execution, delivery and performance of and compliance with this Agreement will not result in any violation of, or conflict with, or constitute a default under, such party's Certificate of Incorporation or Bylaws or any agreement that is binding upon such party.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

SELLER: MOD-PAC CORP	BUYER: VISTAPRINT LIMITED

By: /s/ C. Anthony Rider	By: /s/ Helen Ann Chisholm
C. Anthony Rider, Treasurer	Helen Ann Chisholm, Secretary